Exhibit 17.1

Statement of Jerry Chase Regarding his Resignation
June 23, 2011

It is with great sadness that I submit my resignation as C.E.O. and member of the Board of Directors of Lantronix. For the last three years, it has been my privilege to work beside Lantronix’s fine and talented management team and employees as we undertook the difficult process of turning around the company’s precarious position in the context of a severe recession. My decision to resign derives from longstanding differences with Bernhard Bruscha, a founder, director and major shareholder. Over the last year, these differences became increasingly unmanageable and culminated in an internal investigation by the Audit Committee, arising from Mr. Bruscha’s allegations. I believe that the Audit Committee’s investigation was flawed and unfair. I disagree with its findings regarding my conduct, specifically including the findings that I was responsible for “a failure to comply with the Company’s internal controls regarding Board travel expense reimbursements” for a former director and that I made two “potentially inaccurate and misleading” statements. To the contrary, at all times I have held myself to the highest standards of integrity and professionalism and have acted in the best interests of the company and its shareholders.

-- Jerry Chase